SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                      CIBA SPECIALTY CHEMICALS HOLDING INC.

             (Exact name of Registrant as specified in its charter)

                               Klybeckstrasse 141
                                   4002 Basel
                                   Switzerland

                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F   x                        Form 40-F
                     -----                                -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                  No   x
               ----                                 ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

                      CIBA SPECIALTY CHEMICALS HOLDING INC.

On April 24, 2003, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release regarding its first quarter results 2003. A copy of this News Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.








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


                                  EXHIBIT INDEX

     Exhibit        Description
     -------        -----------

       99.1         News Release: First Quarter Results 2003, dated April 24,
                    2003


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


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Ciba Specialty Chemicals Holding Inc.
                                  -------------------------------------
                                  (Registrant)


Date April 24, 2003    By /s/ Oliver Strub            /s/ Niklaus Meier
     --------------       ----------------------------------------------------
                          Oliver Strub                Niklaus Meier
                          Senior Corporate Counsel    Group Controller
                          Law                         Principal Accounting
                                                      Officer


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